Exhibit 99.1

Mobilicom Limited

Interim Condensed financial statements as of June 30, 2023, unaudited

Mobilicom Limited Auditor’s independence declaration

Consolidated interim condensed statement of profit or loss and other comprehensive income	1
Consolidated interim condensed statement of financial position	2
Consolidated interim condensed statement of changes in equity	3
Consolidated interim condensed statement of cash flows	5
Notes to the interim condensed consolidated financial statements	6

i

Mobilicom Limited Consolidated interim condensed statement of profit or loss and other comprehensive income For the half-year ended June 30, 2023

		Consolidated
		June 30,	June 30,	June 30,
	Note	2023	2022	2023
		AUD$	AUD$	$*
		Unaudited	Unaudited	Unaudited
Revenue		803,430	1,213,604	532,426

Cost of sales		(335,715)	(513,884)	(222,475)

Government grants		107,897	518,929	71,502
Foreign exchange gains/(losses)		1,336,006	-	885,358
Interest received		290,595	920	192,574
Net gain on fair value movement of warrants	6	221,312	-	146,661
Total other income		1,955,810	519,849	1,296,095

Expenses
Selling and marketing expenses		(1,383,583)	(1,158,092)	(916,887)
Research and development		(1,490,694)	(1,060,839)	(987,869)
General and administration expenses		(1,564,455)	(913,925)	(1,036,750)
Finance costs		(25,610)	(4,078)	(16,971)
Foreign exchange gains/(losses)		-	(8,966)	-

Loss before income tax expense		(2,040,817)	(1,926,331)	(1,352,431)

Income tax expense		(104,721)	-	(69,398)

Loss after income tax expense for the half-year attributable to the owners of Mobilicom Limited		(2,145,538)	(1,926,331)	(1,421,829)

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		3,421	30,609	2,267

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(976,333)	(47,425)	(647,007)

Other comprehensive income for the half-year, net of tax		(972,912)	(16,816)	(644,740)

Total comprehensive income for the half-year attributable to the owners of Mobilicom Limited		(3,118,450)	(1,943,147)	(2,066,569)

		AUD Cents	AUD Cents	Cents
Basic earnings/(losses) per share	11	(0.16)	(0.60)	(0.11)
Diluted earnings /(losses) per share	11	(0.16)	(0.60)	(0.11)

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated condensed statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated interim condensed statement of financial position As at June 30, 2023

		Consolidated
		June 30,	December 31,	June 30,
	Note	2023	2022	2023
		AUD$	AUD	$$*
		Unaudited	Audited	Unaudited
Assets
Current assets
Cash and cash equivalents		15,922,705	18,917,416	10,551,826
Trade receivables		385,870	203,737	255,713
Other receivables		324,042	624,614	214,739
Restricted cash		88,076	59,126	58,367
Inventories		1,085,190	838,658	719,145
Total current assets		17,805,883	20,643,551	11,799,790

Non-current assets
Property, plant and equipment		129,740	135,878	85,978
Right-of-use assets		360,222	426,817	238,716
Total non-current assets		489,962	562,695	324,694

Total assets		18,295,845	21,206,246	12,124,484

Liabilities

Current liabilities
Trade and other payables	4	1,964,175	1,608,846	1,301,640
Lease liabilities	5	241,322	333,850	159,922
Warrants financial liability	6	884,713	1,097,520	586,291
Total current liabilities		3,090,210	3,040,216	2,047,853

Non-current liabilities
Lease liabilities	5	110,036	95,403	72,920
Employee benefits		205,722	203,636	136,330
Governmental liabilities on grants received		18,158	6,084	12,033
Total non-current liabilities		333,916	305,123	221,283

Total liabilities		3,424,126	3,345,339	2,269,136

Net assets		14,871,719	17,860,907	9,855,348

Equity
Issued capital	7	41,651,795	41,636,762	27,602,250
Reserves	8	(581,695)	276,988	(385,484)
Accumulated losses		(26,198,381)	(24,052,843)	(17,361,418)

Total equity		14,871,719	17,860,907	9,855,348

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated condensed statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated interim condensed statement of changes in equity For the half-year ended June 30, 2023

		Share based	Foreign currency
	Issued	payments	translation	Remeasurement	Accumulated	Total
Consolidated	capital	reserve	reserve	reserve	losses	equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Balance at January 1, 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

Loss after income tax expense for the half-year	-	-	-	-	(1,926,331)	(1,926,331)
Other comprehensive income for the half-year, net of tax	-	-	(47,425)	30,609	-	(16,816)

Total comprehensive income for the half-year	-	-	(47,425)	30,609	(1,926,331)	(1,943,147)

Transactions with owners in their capacity as owners:
Share-based payments	-	177,060	-	-	-	177,060

Balance at June 30, 2022	26,504,136	1,391,869	190,012	(478,340)	(26,044,645)	1,563,032

The above consolidated condensed statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated interim condensed statement of changes in equity For the half-year ended June 30, 2023

		Share based	Foreign currency
	Issued	payments	translation	Remeasurement	Accumulated	Total	Total
Consolidated	capital	reserve	reserve	reserve	losses	equity	equity
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Balance at January 1, 2023	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907	11,836,257

Loss after income tax expense for the half-year	-	-	-	-	(2,145,538)	(2,145,538)	(1,421,829)
Other comprehensive income for the half-year, net of tax	-	-	(976,333)	3,421	-	(972,912)	(644,740)

Total comprehensive income for the half-year	-	-	(976,333)	3,421	(2,145,538)	(3,118,450)	(2,066,569)

Transactions with owners in their capacity as owners:
Share-based payments	-	170,571	-	-	-	170,571	113,035
Forfeiture of options	-	(10,607)	-	-	-	(10,607)	(7,029)
Expiry of options	45,735	(45,735)	-	-	-	-	-
Cancellation of shares	(30,702)	-	-	-	-	(30,702)	(20,346)

Balance at June 30, 2023	41,651,795	1,231,354	(1,674,038)	(139,011)	(26,198,381)	14,871,719	9,855,348

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated condensed statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated interim condensed statement of cash flows For the half-year ended June 30, 2023

	Consolidated
	June 30,	June 30,	June 30,
	2023	2022	2023
	AUD$	AUD$	$*
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers (inclusive of GST)	621,297	1,286,107	411,728
Payments to suppliers and employees (inclusive of GST)	(3,311,404)	(3,122,355)	(2,194,434)
Interest received	290,595	920	192,574
Interest paid on lease liabilities	(8,329)	(11,455)	(5,520)
Government grants received	107,897	519,066	71,502

Net cash used in operating activities	(2,299,944)	(1,327,717)	(1,524,150)

Cash flows from investing activities
Payments for property, plant and equipment	(13,052)	(11,224)	(8,650)

Net cash used in investing activities	(13,052)	(11,224)	(8,650)

Cash flows from financing activities
Shares buyback (Small parcel plan) payments	(30,702)	-	(20,346)
Repayment of lease liabilities	(183,750)	(311,623)	(121,769)

Net cash used in financing activities	(214,452)	(311,623)	(142,115)

Net decrease in cash and cash equivalents and restricted cash	(2,527,448)	(1,650,564)	(1,674,915)
Cash and cash equivalents and restricted cash at the beginning of the financial half-year	18,976,542	3,996,300	12,575,574
Effects of exchange rates on cash and cash equivalents and restricted cash	(438,313)	(93,267)	(290,466)

Cash and cash equivalents and restricted cash at the end of the financial half-year	16,010,781	2,252,469	10,610,193

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated condensed statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 1. General information

The condensed interim unaudited financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the half year. The condensed interim unaudited financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of June 30, 2023, on which $ 1.00 equalled AUD$ 1.509. The use of US$ is solely for the convenience of the reader.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

C/- JM Corporate Services Pty Ltd

Level 21, 459 Collins Street

Melbourne, Victoria, 3000

Australia

The company’s principal activities are design, develop and deliver of cybersecurity and smart solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

The condensed interim unaudited financial statements were authorised for issue, in accordance with a resolution of directors, on August 31, 2023.

Note 2. Material accounting policy information

These general-purpose condensed interim unaudited financial statements for the interim half-year reporting period ended June 30, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

These general-purpose condensed interim unaudited financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed interim unaudited financial statements are to be read in conjunction with the annual report for the year ended December 31, 2022, and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Australian Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New Accounting Standards and Interpretations not yet mandatory or early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the half-year ended June 30, 2023.

Going concern

The consolidated entity incurred a net loss after tax for the half-year ended June 30, 2023, of AUD$2,145,538 ($1,421,829) and had net cash outflows from operating activities of AUD$2,299,944 ($1,524,150). The consolidated entity’s ability to continue as a going concern is dependent upon it achieving its forecasts. The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and settlements of liabilities in the normal course of business for the following reasons:

●	As of June 30, 2023, the consolidated entity had cash and cash equivalents of AUD$15,922,705 ($10,551,826), total assets of AUD$18,295,845 ($12,124,484) and net assets of AUD$14,871,719 ($9,855,348).

●	As at the end of the half year, the Company had a trade and other receivables balance amounting to AUD$709,912 ($470,452).

●	Management believes the consolidated entity has sufficient funds available to meet its commitments for at least twelve months from the date of signing of this report.

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 3. Operating segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision maker (“CODM”) evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Note 4. Current liabilities - trade and other payables

	Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023
	AUD$	AUD$	$
	Unaudited	Audited	Unaudited
Trade payables	595,249	299,289	394,466
Other payables	1,368,926	1,309,557	907,174
	1,964,175	1,608,846	1,301,640

Note 5. Lease liabilities

	Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023
	AUD$	AUD$	$
	Unaudited	Audited	Unaudited
Current	241,322	333,850	159,922
Non-current	110,036	95,403	72,920
Lease liability	351,358	429,253	232,842

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 6. Current liabilities - Warrants financial liability

Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023
	AUD$	AUD$	$
	Unaudited	Audited	Unaudited
Warrants at fair value	884,713	1,097,520	586,291

The Company accounts for warrants issued to investors in conjunction with IASB.

On August 25, 2022, the Company completed its U.S. listing via the issuance of 3,220,338 ADSs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of $13,299,996. One ADS represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADS share. The warrants have 5 year term and they can be exercised any time before expiry date August 24, 2027.

In addition, on August 25, 2022, under the U.S listing the Company granted a total 161,017 representative warrants each exercised to single ADS at an exercise price of $5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The pre-funded warrant and representative warrant are referred herein together as “warrants”. The warrants represent financial liabilities at fair value through profit or loss.

As of June 30, 2023, the Group reassessed the valuation methodology applied to the valuation of the warrants, in conjunction with an independent valuation from a third party. The warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation methodology that was applied at December 31, 2022 and is a change in accounting estimates.

For the half-year ended June 30, 2023, the Company recorded fair value gain, net of translation adjustments of AUD$212,807 ($160,664) under the statement of comprehensive loss as a result of the change in the fair value of warrants.

The following assumptions were based on observable market conditions that existed at the issue date and of June 30, 2023:

Assumption	At issue date		At December 31, 2022		At June 30, 2023
Value methodology	Level 2		Level 2		Level 1
Historical volatility		81%		81%		-
Exercise price	US$	5.0	US$	5.0	US$	5.0
Share price	US$	2.929	US$	0.970	US$	0.200
Risk-free interest rate		3.3%		4%		-
Dividend yield		0%		0%		-
Fair value per warrant	US$	1.2005	US$	0.2555	US$	0.200

A summary of changes in share purchase warrants issued by the Company during the year ended June 30, 2023, is as follows:

	Fair value measurements using input type
	Level 1		Level 2		Level 3
Balance as of December 31, 2022		-	AUD$	1,097,520	-
Transfer to level 1 valuation input	AUD$	1,097,520	AUD$	(1,097,520)	-
Fair value gain recognized in consolidated statement of profit or loss and other comprehensive income		(221,312)		-	-
Translation adjustments		8,505		-	-
Warrant liability as of June 30, 2023	AUD$	884,713		-	-

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 7. Equity - issued capital

Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023
	Shares	Shares	AUD$	AUD$	$
	Unaudited	Audited	Unaudited	Audited	Unaudited
Ordinary shares - fully paid	1,326,676,693	1,331,279,665	41,651,795	41,636,762	27,602,250

Movements in spare share capital

Details	Date	Shares	Issue price	AUD$	$
Balance	January 1, 2023	1,331,279,665		41,636,762	27,592,288
Expiry of options		-		45,735	30,308
Cancelation of shares through small parcel buy back	April 27, 2023	(4,602,972)	$0.00	(30,702)	(20,346)
Balance	June 30, 2023	1,326,676,693		41,651,795	27,602,250

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Employee Incentive Options

On May 31, 2023, the Company issued 210,000,000 unlisted options to directors of the Company following receipt of shareholder approval at the Company’s 2023 Annual General Meeting of shareholders. The options have an exercise price of AUD$0.008 ($0.005) and expire on May 27, 2033. One-third (33.33%) of the total number of options vested at the end of the first year from grant date while two-thirds (66.67%) vested equally at the end of each quarter during the second an thirds years after the grant date. The fair value of the options was AUD$0.0078 ($0.005). The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – AUD$0.009 ($0.006); exercise price – AUD$0.008 ($0.005); expected life - 10 years; annualized volatility – 87.9%; dividend yield - 0%; risk free rate – 3.55%.

For the half-year ended June 30, 2023, the Company recognized share based payments related with May 31, 2023 grant in total of AUD$91,850 ($60,868).

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 8. Equity - reserves

	Consolidated
	June 30, 2023	December 31, 2022	June 30, 2023
	AUD$	AUD$	$
	Unaudited	Audited	Unaudited
Foreign currency reserve	(1,674,038)	(697,705)	(1,109,369)
Re-measurements reserve	(139,011)	(142,432)	(92,121)
	(1,813,049)	(840,137)	(1,201,490)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the condensed interim financial statements of foreign operations to Australian dollars.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-measurement	Foreign currency
Consolidated	reserve	reserve	Total	Total
	AUD$	AUD$	AUD$	$
	Unaudited	Unaudited	Unaudited	Unaudited
Balance on January 1, 2023	(142,432)	(697,705)	(840,137)	(556,750)

Foreign currency translation	-	(976,333)	(976,333)	(647,007)
Re-measurement of defined benefits plans	3,421	-	3,421	2,267
Balance on June 30, 2023	(139,011)	(1,674,038)	(1,813,049)	(1,201,490)

Mobilicom Limited Notes to the consolidated interim condensed financial statements June 30, 2023

Note 9. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 10. Events after the reporting period

On August 3, 2023, the company’s board of director approved the grant of 45,850,000 unlisted options to employees and consultants of the Company. The options have an exercise price of AUD$0.008 ($0.005) and expire on August 3, 2028. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years.

No other matter or circumstance has arisen since June 30, 2023, that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

Note 11. Earnings per share

Consolidated
	June 30, 2023	June 30, 2022	June 30, 2023
	AUD$	AUD$	$
	Unaudited	Unaudited	Unaudited
Loss after income tax attributable to the owners of Mobilicom Limited	(2,145,538)	(1,926,331)	(1,421,829)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings/(losses) per share	1,329,644,730	321,936,715	1,329,644,730

Weighted average number of ordinary shares used in calculating diluted earnings/(losses) per share	1,329,644,730	321,936,715	1,329,644,730

	AUD $Cents	AUD $Cents	$Cents
Basic earnings/(losses) per share	(0.16)	(0.60)	(0.11)
Diluted earnings/(losses) per share	(0.16)	(0.60)	(0.11)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion under IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.